Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash	$81,873	$65,081
Accounts receivable	355,396	322,585
Income tax recoverable	28,854	29,449
Inventory	26,787	24,631
Total current assets	492,910	441,746
Non-current assets:
Income tax recoverable	2,314	2,256
Deferred tax assets	41,962	41,822
Property, plant and equipment	3,151,344	3,173,824
Intangibles	35,156	28,116
Goodwill	206,017	205,167
Total non-current assets	3,436,793	3,451,185
Total assets	$3,929,703	$3,892,931

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$222,737	$209,625
Non-current liabilities:
Share based compensation (Note 8)	6,212	13,536
Provisions and other	9,835	10,086
Long-term debt (Note 6)	1,776,763	1,730,437
Deferred tax liability	111,748	118,911
Total non-current liabilities	1,904,558	1,872,970
Shareholders’ equity:
Shareholders’ capital (Note 9)	2,319,293	2,319,293
Contributed surplus	45,907	44,037
Deficit	(702,681)	(684,604)
Accumulated other comprehensive income (Note 11)	139,889	131,610
Total shareholders’ equity	1,802,408	1,810,336
Total liabilities and shareholders’ equity	$3,929,703	$3,892,931

See accompanying notes to interim consolidated financial statements.

1

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2018	2017
		(recast—Note 3)

Revenue (Note 4)	$401,006	$368,673
Expenses:
Operating	274,574	259,079
General and administrative	28,963	25,286
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	97,469	84,308
Depreciation and amortization	87,308	97,163
Operating earnings (loss)	10,161	(12,855)
Foreign exchange	1,215	47
Finance charges (Note 7)	31,679	32,982
Loss before income taxes	(22,733)	(45,884)
Income taxes:
Current	1,566	890
Deferred	(6,222)	(24,160)
	(4,656)	(23,270)
Net loss	$(18,077)	$(22,614)
Net loss per share: (Note 10)
Basic	$(0.06)	$(0.08)
Diluted	$(0.06)	$(0.08)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2018	2017
Net loss	$(18,077)	$(22,614)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	53,734	(18,554)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(45,455)	15,124
Comprehensive loss	$(9,798)	$(26,044)

See accompanying notes to interim consolidated financial statements.

2

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2018	2017
Cash provided by (used in):
Operations:
Net loss	$(18,077)	$(22,614)
Adjustments for:
Long-term compensation plans	7,899	2,933
Depreciation and amortization	87,308	97,163
Foreign exchange	1,448	48
Finance charges	31,679	32,982
Income taxes	(4,656)	(23,270)
Other	(916)	(170)
Income taxes paid	(324)	(1,050)
Income taxes recovered	36	332
Interest paid	(500)	(1,908)
Interest received	129	1,213
Funds provided by operations	104,026	85,659
Changes in non-cash working capital balances	(65,837)	(51,889)
	38,189	33,770
Investments:
Purchase of property, plant and equipment	(22,291)	(20,423)
Purchase of intangibles	(7,791)	(1,669)
Proceeds on sale of property, plant and equipment	6,050	2,218
Changes in non-cash working capital balances	172	(8,391)
	(23,860)	(28,265)
Financing:
Debt issue costs	—	(341)
	—	(341)
Effect of exchange rate changes on cash and cash equivalents	2,463	(289)
Increase in cash and cash equivalents	16,792	4,875
Cash and cash equivalents, beginning of period	65,081	115,705
Cash and cash equivalents, end of period	$81,873	$120,580

See accompanying notes to interim consolidated financial statements.

3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 11)	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	—	—	—	(18,077)	(18,077)
Other comprehensive income for the period	—	—	8,279	—	8,279
Share based compensation expense (Note 8)	—	1,870	—	—	1,870
Balance at March 31, 2018	$2,319,293	$45,907	$139,889	$(702,681)	$1,802,408

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2017	$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period	—	—	—	(22,614)	(22,614)
Other comprehensive loss for the period	—	—	(3,430)	—	(3,430)
Share based compensation expense (Note 8)	—	1,133	—	—	1,133
Balance at March 31, 2017	$2,319,293	$40,070	$153,026	$(575,182)	$1,937,207

See accompanying notes to interim consolidated financial statements.

4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2017.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2017 except for IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers adopted on January 1, 2018.

These condensed consolidated interim financial statements were approved by the Board of Directors on April 25, 2018.

(b) Use of Estimates and Judgements

The preparation of the condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed consolidated interim financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2017 except for those impacted by the adoption of new accounting standards.

(c) Accounting Policy Updates

The following standards became effective on January 1, 2018 using the cumulative-effect method of adoption. The adoption of these standards had no material impact on the amounts recorded in these financial statements.

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(i)	IFRS 9 Financial Instruments

Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through profit and loss. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset a loss allowance is recorded for expected credit losses (ECL). Loss allowances for trade receivables are measured based on lifetime ECL, based on historical loss information adjusted for current economic and credit conditions.

Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the statement of financial position at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statement of financial position at estimated fair value and changes in the fair value are recognized in earnings.

Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded through profit and loss.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to profit and loss and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through profit and loss upon dissolution or substantial dissolution of the foreign operation.

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Transition

The following table shows the original measurement categories and carrying amounts for each financial asset and liability under IAS 39 and the subsequent measurement and carrying amount upon adoption of IFRS 9 as at January 1, 2018.

	Measurement Category		Carrying Amount
(Stated in thousands of Canadian dollars)	IAS 39	IFRS 9	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized Cost	$65,081	$65,081
Accounts receivable	Loans and receivables	Amortized Cost	322,585	322,585
			$387,666	$387,666

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized Cost	$209,625	$209,625
Long-term debt	Other financial liabilities	Amortized Cost	1,730,437	1,730,437
			$1,940,062	$1,940,062

(ii)	IFRS 15 Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 30 days upon the customer’s receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in each contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.

The Corporation also provides directional drilling services, which include the provision of directional drilling equipment, tools and personnel to the wellsite, and performance of daily directional drilling services. Directional drilling revenue is recognized over time, upon the daily completion of operating activities. Operating days are measured through daily tour sheets. Revenue is recognized at the applicable day rate, as stipulated in the directional drilling contract.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing and snubbing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers a variety of oilfield equipment for rental to its customers. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

7

Transition

Revenue has been disaggregated into categories based on type of services provided consistent with its reportable operating segments outlined in Note 4.

(d)	Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

(i)	IFRS 16 Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. It replaces existing lease guidance including IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease. The new standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. A right-of-use asset and a corresponding liability will be recognized for all leases by the lessee except for short-term leases and leases of low value assets.

The Corporation’s initial assessment indicates that many of the operating lease arrangements will meet the definition of a lease under IFRS 16 and thus be recognized in the statement of financial position as a right-of-use asset with a corresponding liability. In addition, the nature of expenses related to these arrangements will change as the current presentation of operating lease expense will be replaced with a depreciation charge for the right-of use asset and interest expense on the lease liabilities. As well, the classification of cash flows will be impacted as the current presentation of operating lease payments as operating cash flows will be split into financing (principal portion) and operating (interest portion) cash flows under IFRS 16.

Lessor accounting will not significantly change under the new standard. However, some differences may arise upon adoption of IFRS 16 as a result of new guidance on the definition of a lease. Under IFRS 16 a contract is, or contains a lease if the contract conveys control of the use of an identified asset for a period of time in exchange for some form of consideration. Precision is assessing whether this new guidance will impact the treatment of its drilling rigs under long-term contracts.

Additional disclosures will also be required under IFRS 16.

Precision plans to apply IFRS 16 initially on January 1, 2019 using the cumulative effect method whereby the cumulative impact of adopting the standard will be recognized in retained earnings as at January 1, 2019 and comparative periods will not be restated.

(ii)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes. The interpretation requires the entity to use the most likely amount or the expected value of the tax treatment if it concludes that it is not probable that a particular tax treatment will be accepted. It requires an entity to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted. The requirements are applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight. The Corporation has yet to determine the impact this standard will have on its consolidated financial statements.

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NOTE 3. RECAST OF PRIOR PERIOD AMOUNTS

During the third quarter of 2017, the Corporation changed its treatment of how certain amounts that were historically netted against operating expense should be classified. In particular, certain amounts that were historically netted against operating expenses are now treated as revenue, with a corresponding increase to operating expenses. The primary nature of these amounts related to additional labour charges to customers above our standard drilling crew configuration and subsistence allowances paid to the drilling crew which varies depending on whether the crews were staying in a camp or hotel and equipment rental. As a result previously reported revenues and operating expenses were understated by equivalent amounts.

As a result of these reclassifications, we have recast the prior year comparative amounts as follows:

Three months ended March 31, 2017	As Previously reported	Revenue reclassification	As recast

Revenue	$345,800	22,873	$368,673
Expenses:
Operating	236,206	22,873	259,079
General and administrative	25,286	—	25,286
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	$84,308	$—	$84,308

There is no impact on net loss and comprehensive loss and the consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast.

NOTE 4. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 5). Revenue has been disaggregated by primary geographical market and type of service provided.

Three months ended March 31, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$151,338	$46,980	$—	$(1,734)	$196,584
United States	155,903	3,062	—	(104)	158,861
International	45,561	—	—	—	45,561
	$352,802	$50,042	$—	$(1,838)	$401,006

Day rate/hourly services	$320,696	$50,042	$—	$(354)	$370,384
Take or pay/idle but contracted	10,339	—	—	—	10,339
Turnkey drilling services	9,249	—	—	—	9,249
Directional services	8,672	—	—	—	8,672
Other	3,846	—	—	(1,484)	2,362
	$352,802	$50,042	$—	$(1,838)	$401,006

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Three months ended March 31, 2017 (1)	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$153,522	$42,205	$—	$(1,426)	$194,301
United States	122,330	4,144	—	(180)	126,294
International	48,078	—	—	—	48,078
	323,930	46,349	$—	$(1,606)	$368,673

Day rate/hourly services	$292,924	$46,349	$—	$(623)	$338,650
Take or pay/idle but contracted	13,469	—	—	—	13,469
Turnkey drilling services	1,734	—	—	—	1,734
Directional services	12,898	—	—	—	12,898
Other	2,905	—	—	(983)	1,922
	$323,930	$46,349	$—	$(1,606)	$368,673

(1)     IFRS 15 initially applied at January 1, 2018, under the transition method chosen, comparative information is not restated.

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 49% (2017 - 53%) of consolidated revenue for the three months ended March 31, 2018 and 42% (2017 - 41%) of consolidated total assets as at March 31, 2018. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 5. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three months ended March 31, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$352,802	$50,042	$—	$(1,838)	$401,006
Operating earnings (loss)	33,266	(2,231)	(20,874)	—	10,161
Depreciation and amortization	77,700	6,875	2,733	—	87,308
Total assets	3,519,077	207,967	202,659	—	3,929,703
Goodwill	206,017	—	—	—	206,017
Capital expenditures	21,082	1,096	7,904	—	30,082

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Three months ended March 31, 2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$323,930	$46,349	$—	$(1,606)	$368,673
Operating earnings (loss)	7,476	(2,816)	(17,515)	—	(12,855)
Depreciation and amortization	86,189	7,403	3,571	—	97,163
Total assets	3,850,112	225,930	185,494	—	4,261,536
Goodwill	207,125	—	—	—	207,125
Capital expenditures	18,507	1,554	2,031	—	22,092

NOTE 6. LONG-TERM DEBT

	March 31,	December 31,
	2018	2017
Senior Credit Facility	$—	$—
Unsecured senior notes:
6.5% senior notes due 2021 (US$248.6 million)	320,681	312,601
7.75% senior notes due 2023 (US$350.0 million)	451,437	440,062
5.25% senior notes due 2024 (US$400.0 million)	515,928	502,928
7.125% senior notes due 2026 (US$400.0 million)	515,928	502,928
	1,803,974	1,758,519
Less net unamortized debt issue costs	(27,211)	(28,082)
	$1,776,763	$1,730,437

At March 31, 2018, we were in compliance with the covenants of our senior credit facility and senior notes.

Long-term debt obligations at March 31, 2018 will mature as follows:

2021	$320,681
Thereafter	1,483,293
$1,803,974

NOTE 7. FINANCE CHARGES

	Three months ended March 31,
	2018	2017
Interest:
Long-term debt	$30,424	$32,717
Other	17	142
Income	(119)	(1,202)
Amortization of debt issue costs and loan commitment fees	1,357	1,325
Finance charges	$31,679	$32,982

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NOTE 8. SHARE BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Share Appreciation Rights (b)	Non- Management Directors’ DSUs (c)	Total
Balance, December 31, 2017	$6,950	$11,407	$—	$3,512	$21,869
Expensed during the period	3,066	4,347	—	377	7,790
Payments	(6,484)	(6,804)	—	—	(13,288)
Balance, March 31, 2018	$3,532	$8,950	$—	$3,889	$16,371

Current	$2,484	$7,675	$—	$—	$10,159
Long-term	1,048	1,275	—	3,889	6,212
	$3,532	$8,950	$—	$3,889	$16,371

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2017	2,796,858	5,726,259
Granted	2,558,862	1,171,500
Redeemed	(1,338,644)	(2,043,719)
Forfeitures	(5,783)	(13,782)
March 31, 2018	4,011,293	4,840,258

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2017	136,169	$15.22–15.22	$15.22	136,169
Forfeitures	(136,169)	15.22–15.22	15.22
March 31, 2018	—	$—	$—	—

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2017	953,277
Granted	124,557
March 31, 2018	1,077,834

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Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2017 and March 31, 2018	195,743

(e) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2017	4,900,360	$4.46	—	14.50	$8.50	3,734,019
Granted	490,200	4.35	—	4.35	4.35
Forfeitures	(617,750)	10.44	—	10.67	10.44
March 31, 2018	4,772,810	$4.35	—	14.50	$7.82	3,826,127

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2017	5,558,621	$3.21	—	15.21	$6.16	2,891,808
Granted	1,515,900	3.44	—	3.44	3.34
Forfeitures	(270,000)	10.55	—	10.55	10.55
March 31, 2018	6,804,521	$3.21	—	15.21	$5.38	3,862,365

The per option weighted average fair value of the share options granted during 2018 was $1.95 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 2.4%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 56%. Included in net earnings for the three months ended March 31, 2018 is an expense of $0.8 million (2017 - $1.1 million).

(f) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2017	1,159,000	$6.00
Granted	2,030,000	$6.19
March 31, 2018	3,189,000	$6.12

The per unit weighted average fair value of the performance share units granted during 2018 was $6.19 estimated on the grant date using a Monte Carlo simulation with the following assumptions: share price of $4.28, average risk-free interest rate of 2.4%, average expected life of three years, expected volatility of 60%, and an expected dividend yield of nil. Included in net earnings for the three months ended March 31, 2018 is an expense of $1.1 million (2017 - $nil).

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NOTE 9. SHAREHOLDERS’ CAPITAL

	Number	Amount
Common shares
Balance, December 31, 2017 and March 31, 2018	293,238,858	$2,319,293

NOTE 10. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three months ended March 31,
	2018	2017
Net loss - basic and diluted	$(18,077)	$(22,614)

	Three months ended March 31,
(Stated in thousands)	2018	2017
Weighted average shares outstanding – basic	293,239	293,239
Effect of stock options and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	293,239	293,239

NOTE 11. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2017	$440,733	$(309,123)	$131,610
Other comprehensive income	53,734	(45,455)	8,279
Balance, March 31, 2018	$494,467	$(354,578)	$139,889

NOTE 12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2018 was approximately $1,817 million (December 31, 2017 - $1,765 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

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